Exhibit 99.1

NeoGames Announces First Quarter 2021 Results

–  First Quarter Revenues of $13.3 Million (up 46.5% yoy) And Share in NPI Revenue Interests of
$8.2 Million (up 736.5% yoy) totaling $21.5 Million (up 113.9% yoy)  –

–  First Quarter Net Income of $0.16 Per Share  –

–  First Quarter Adjusted EBITDA1 of $9.7 Million (up 147.9% yoy)  –

–  Raises Full Year 2021 Revenue and Share in NPI Revenues Interest Guidance to between $73 and $77 Million  –

Luxembourg – May 13, 2021 – NeoGames S.A. (Nasdaq: NGMS) (“NeoGames” or the "Company"), a technology-driven provider of end-to-end iLottery solutions, announced today financial results for the first quarter ended March 31, 2021.

Moti Malul, Chief Executive Officer of NeoGames, said: “We are pleased to kick off 2021 with a strong first quarter, posting Revenue and Adjusted EBITDA growth of approximately 114% and 148%, respectively. We continue to benefit from our recent launches in Alberta and Virginia, which added to the strong performance across the majority of our markets. Results also benefitted from the double jackpot run in the U.S., which continued into January.

“We believe the iLottery growth experienced over the past year has positioned us well for further success. We are seeing solid player retention rates, allowing us to build off of the momentum from the past year, as the major economies and countries where we operate re-open. These results further demonstrate the strength of our comprehensive offering across technology, games and services, which fuels our ability to drive consistent growth across all our accounts. We also remain confident and convinced of the untapped potential for the iLottery industry across the globe, and particularly in the U.S. where we are the market leader.”

First Quarter 2021 Financial Highlights

•
Revenues were $13.3 million during the first quarter of 2021, compared to $9.1 million during the first quarter of 2020, representing an increase of 46.5% year-over-year. In addition, the Company’s share of NPI revenues was $8.2 million during the first quarter of 2021, compared to $1 million during the first quarter of 2020, representing an increase of 736.5% year-over-year. The total of revenues and the Company’s share of NPI’s revenues was $21.5 million during the first quarter of 2021 compared to $10.1 million during the first quarter of 2020, representing an increase of 113.9% year-over-year.

•	Comprehensive income was $4.0 million, or $0.16 per share, during the first quarter of 2021, compared to loss of $0.9 million, or $0.04 per share, during the first quarter of 2020.
•	Adjusted EBITDA was $9.7 million during the first quarter of 2021, compared to an Adjusted EBITDA of $3.9 million during the first quarter of 2020, representing an increase of 147.9% year-over-year.[1]
•	Network NGR was $195.8 million during the first quarter of 2021, compared to $68.7 million during the first quarter of 2020, representing an increase of 184.8% year-over-year.[1]

1 Adjusted figures represent non-IFRS information. See “Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.

First Quarter 2021 Business Highlights

•
On February 22, 2021, the Company announced the launch of eInstant games with Austrian Lotteries. This expansion of Neogames Studio brings a portfolio of successful, market-proven games onto the Austrian Lotteries online gaming site, enhancing the gaming experience with the objective of growing the number of players.

•	In Virginia, the Company continues to observe higher and faster revenue growth rates, fueled by the conversions of players into eInstant games at an accelerated rate post the double jackpot.
•
In Canada, after two full quarters of operations, revenues with our customer in Alberta have exceeded original expectations. Playalberta.ca, which is the only regulated iLottery and iGaming website in the province, continued to perform stronger than anticipated. During the quarter, the Company enhanced the website with the introduction of Live Dealer and is beginning to implement the draw-games vertical with an expanded range of games.

•
A double jackpot run in the U.S. during January led to a significant influx of revenues and players.  Those players continue to play on the Company’s platforms and games providing incremental revenue during the first quarter.

•	Continued to roll out new game content, including an innovative Raffle game in Michigan during the first quarter, with plans to further implement across other customers.

Guidance

The Company is raising its fiscal year 2021 Revenue and Share in NPI Revenues Interest Guidance to between $73 million and $77 million compared to the prior range of between $65 million and $69 million.

Conference Call & Webcast Details

NeoGames will host a live conference call and audio webcast on Friday, May 14, 2021 at 8:30 a.m. Eastern Time, during which management will discuss the Company’s first quarter results and provide commentary on business performance. A question and answer session will follow the prepared remarks.

The conference call may be accessed by dialing (833) 301-1152 for U.S. domestic callers or (914) 987-7393 for international callers. Once connected with the operator, please provide the conference ID of 9281315.

A live audio webcast of the earnings conference call may be accessed on the Company’s website at ir.neogames.com. The replay of the audio webcast and accompanying presentation will be available on the Company’s investor relations website shortly after the call.

About NeoGames

NeoGames is a technology-driven innovator and a global provider of iLottery solutions for national and state-regulated lotteries. NeoGames’ full-service solution combines proprietary technology platforms with the experience and expertise required for successful iLottery operations. NeoGames’ pioneering game studio encompasses an extensive portfolio of engaging online lottery games that deliver an entertaining player experience. As a trusted partner to lotteries worldwide, the Company works with its customers to maximize their success, offering a comprehensive solution that empowers them to deliver enjoyable and profitable iLottery programs to their players, generate more revenue, and direct proceeds to good causes.

Forward-looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.  These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: we have a concentrated customer base, and our failure to retain our existing contracts with our customers could have a significant adverse effect on our business; we do not have a formal joint venture agreement or any other operating or shareholders’ agreement with Pollard Banknote Limited (“Pollard”) with respect to NPI, our joint venture with Pollard, through which we conduct a substantial amount of our business; a reduction in discretionary consumer spending could have an adverse impact on our business; the growth of our business largely depends on our continued ability to procure new contracts; we incur significant costs related to the procurement of new contracts, which we may be unable to recover in a timely manner, or at all; intense competition exists in the iLottery industry, and we expect competition to continue to intensify; our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions; in addition to competition with other iLottery providers, we and our customers also compete with providers of other online offerings; the gaming and lottery industries are heavily regulated, and changes to the regulatory framework in the jurisdictions in which we operate could harm our existing operations; while we have not experienced a material impact to date, the ongoing COVID-19 and similar health epidemics and contagious disease outbreaks could significantly disrupt our operations and adversely affect our business, results of operations, cash flows or financial condition; and other risk factors set forth in Item 3.D. “Key Information-Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission on April 16, 2021, and other documents filed with or furnished to the SEC.

These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Non-IFRS Financial Measures

This press release includes EBIT, EBITDA, Adjusted EBITDA, Network NGR, NPI and NPI Revenues Interest, which are financial measures not presented in accordance with IFRS.  We use these financial measures to supplement our results presented in accordance with IFRS. We include these non-IFRS financial measures because they are used by our management to evaluate our operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments.

EBIT, EBITDA, and Adjusted EBITDA. We define “EBIT” as net income (loss), plus income taxes, and interest and finance-related expenses. We define “EBITDA” as EBIT, plus depreciation and amortization. We define Adjusted EBITDA as EBITDA, plus share-based compensation, and the Company’s share of NPI’s depreciation and amortization. We believe EBIT, EBITDA and Adjusted EBITDA are useful in evaluating our operating performance, as they  are regularly used by security analysts, institutional investors and others in analyzing operating performance and prospects. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

Network NGR. We define “NGR” as (i) in North America, gross sales less winnings paid to players and any promotion dollar incentives granted to players, and (ii) in Europe, gross sales less winnings paid to players, any gambling tax or duty paid on such sales and any promotion dollar incentives granted to players. We measure Network NGR as the total NGR generated by Instants and DBGs on our platform. As most of our revenue share contracts are based on NGR, tracking Network NGR provides us with insight as to the marginal contribution of GGR growth to our revenues and allows us to detect inefficiencies in our GGR growth strategy.

NPI. Refers to NeoPollard Interactive LLC that represents the Company’s 50/50 joint venture with Pollard Banknote Limited (“Pollard”). The joint venture was formed for the purpose of identifying, pursuing, winning and executing iLottery contracts in the North American lottery market. NPI is managed by an executive board of four members, consisting of two members appointed by NeoGames and two members appointed by Pollard. NPI has its own general manager and dedicated workforce and operates as a separate entity. However, it relies on NeoGames and Pollard for certain services, such as technology development, business operations and support services from NeoGames and corporate services, including legal, banking and certain human resources services, from Pollard.

NPI Revenues Interest.  NPI Revenues Interest is not recorded as revenues in our consolidated statements of comprehensive income, but rather is reflected in our consolidated financial statements in accordance with the equity method, as we share 50% of the profit (loss) of NPI subject to certain adjustments

Contacts

Investor Contact:
ir@neogames.com

Media Relations:
pr@neogames.com

NeoGames S.A.
Consolidated Condensed Balance Sheets
(U.S. dollars in thousands)

	March 31,	December 31,
	2021	2020
	Unaudited	Audited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$63,272	$59,767
Restricted deposits	12	12
Prepaid expenses and other receivables	2,863	1,446
Aspire Group	324	56
Due from the Michigan Joint Operation and NPI	3,051	3,192
Trade receivables	2,319	3,701
Total Current Assets	$71,841	$68,174
NON-CURRENT ASSETS
Restricted deposits	156	164
Restricted deposits - Joint Venture	3,773	3,773
Property and equipment	1,322	1,301
Intangible assets	18,892	17,835
Right-of-use assets	2,758	3,127
Deferred taxes	250	211
Total Non-Current Assets	27,151	26,411
Total assets	$98,992	$94,585

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables	$3,944	$4,910
Lease liabilities	1,645	1,651
Capital notes, loans and accrued interest due to Aspire Group	18,528	-
Loans due to William Hill, net	2,016	1,972
Employees' related payables and accruals	3,711	3,562
Total Current Liabilities	$29,844	$12,095
NON-CURRENT LIABILITIES
Capital notes, loans and accrued interest due to Aspire Group	$-	$17,739
Loans and other due to William Hill, net	11,223	10,666
Company share of Joint Venture net liabilities	1,077	1,025
Lease liabilities	1,423	1,855
Accrued severance pay, net	388	384
Total Non-Current Liabilities	$14,111	$31,669
EQUITY
Share capital	44	44
Reserve with respect to transaction under common control	(8,467)	(8,467)
Reserve with respect to funding transactions with related parties	20,072	20,072
Share premium	68,608	68,608
Share based payments reserve	4,173	3,907
Accumulated losses	(29,393)	(33,343)
Total Equity	55,037	50,821
Total liabilities and equity	$98,992	$94,585

NeoGames S.A.
Consolidated Condensed Statements of Comprehensive Income
(Unaudited, U.S. dollars in thousands, except per share amounts)

	Quarter ended March 31,
	2021	2020

Revenues	$13,349	$9,110
Distribution expenses	2,646	1,267
Development expenses	2,238	1,883
Selling and marketing expenses	278	446
General and administrative expenses	2,661	1,550
Depreciation and amortization	3,355	2,707
	11,178	7,853
Profit from operations	2,171	1,257
Interest expenses with respect to funding from related parties	1,184	1,016
Finance income	-	(22)
Finance expenses	224	313
Profit (loss) before income taxes expenses	763	(50)
Income taxes expenses	(657)	(327)
Profit (loss) after income taxes expenses	106	(377)
The Company’ share in profits (losses) of Joint Venture	3,844	(501)
Net and total comprehensive income (loss)	$3,950	$(878)

Net income (loss) per ordinary share outstanding, basic	$0.16	$(0.04)
Net income (loss) per ordinary share outstanding, diluted	$0.15	$(0.04)

Weighted average number of ordinary shares outstanding:
Basic	24,983,855	21,983,757
Diluted	26,612,949	21,983,757

NeoGames S.A.
Reconciliation of Comprehensive Income to Adjusted EBITDA
(Unaudited, U.S. dollars in thousands)

	Quarter ended March 31,
	2021	2020

Net and total comprehensive income (loss)	$3,950	$(878)
Income Taxes	657	327
Interest and finance-related expenses	1,408	1,307
EBIT	6,015	756
Depreciation and amortization	3,355	2,707
EBITDA	9,370	3,463
Share based compensation	266	397
Company share of NPI depreciation and amortization	53	49
Adjusted EBITDA	$9,689	$3,909

NeoGames S.A.
Revenues generated by NeoGames as well as Company's share in NPI Revenues Interest
(Unaudited, U.S. dollars in thousands)

	Quarter ended March 31,
	2021	2020

Royalties from turnkey contracts	$8,445	$5,218
Royalties from games contracts	476	390
Use of IP rights	1,863	1,597
Development and other services – Aspire	480	837
Development and other services – NPI	1,799	699
Development and other services – Michigan Joint Operation	286	369
Revenues	$13,349	$9,110
NeoGames’ NPI Revenues Interest	$8,248	$986